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EXHIBIT A-3

UTILITY SUBSIDIARIES

Capitalization at December 31, 2004

(Millions Dollars)

	LG&E	KU
Short-Term Debt	58.2	34.8
Long-Term Debt (including current portion)	871.9	726.2
Preferred Stock	70.4	39.7
Common Equity*	952.7	968.9

Total	1,953.2	1,769.6

Percentages

	LG&E	KU
Short-Term Debt	2.98%	1.97%
Long-Term Debt (including current portion)	44.64%	41.04%
Preferred Stock	3.60%	2.24%
Common Equity*	48.78%	54.75%

Total	100.00%	100.00%

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-1

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EXHIBIT A-3 UTILITY SUBSIDIARIES